June 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attn:	Amanda Kim, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	VPC Impact Acquisition Holdings
Amendment No. 1 to Registration Statement on Form S-4
Filed May 25, 2021
File No. 333-254935

Ladies and Gentlemen:

In connection with the above-referenced registration statement (the “Registration Statement”), on behalf of our client, VPC Impact Acquisition Holdings, a Cayman Islands exempted company (the “Company”), we are submitting supplementally to the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) responses to a number of oral comments the Company received from the Staff via conference call on June 25, 2021.

We also are submitting supplementally in Annex A to this letter, proposed marked copies of the pages of the Registration Statement reflecting revised disclosures responsive to the Staff’s comments. The Company intends to incorporate these changes into a future amendment to the Registration Statement.

For your convenience, a summary of the Staff’s oral comments has been included in this letter preceding the responses. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

1.

With respect to the analysis of Accounting Standards Codification (“ASC”) 606 related to Bakkt’s role as a principal or agent in its trading and clearing activity, please: (i) articulate Bakkt’s performance obligations as a principal or agent; (ii) identify who Bakkt’s customer is and what obligations Bakkt has to its customer as it relates to such performance obligations; (iii) explain how Bakkt groups its customers; and (iv) to the extent necessary, revise your disclosures to include such information in the Registration Statement.

Response:

United States Securities and Exchange Commission

June 28, 2021

We direct the Staff’s attention to disclosure on page 267 of the Registration Statement related to the Triparty Agreement. Under the terms of the Triparty Agreement, Bakkt Trust Company (“Bakkt Trust” as a wholly owned subsidiary of Bakkt), ICE Futures US, Inc. (“IFUS”), and ICE Clear U.S., Inc. (“ICUS”; both IFUS and ICUS are indirect wholly owned subsidiaries of Intercontinental Exchange, Inc.) have agreed to provide the three primary functions needed to supply physically-delivered bitcoin futures contracts – trading (by IFUS), clearing (by ICUS), and custody (by Bakkt Trust). Bakkt’s futures trading customers are generally institutional investors and market makers, and the services Bakkt provides do not vary based upon customer type. The performance obligations related to trading and clearing services consist of trade execution/clearing novation and risk management of open interest, and are generally satisfied almost simultaneously when the trade is executed by IFUS, acting as a designated contract market under the Commodities Exchange Act (“CEA”) and cleared by ICUS, acting as a derivatives clearing organization under the CEA, at which point Bakkt recognizes the revenue.

Bakkt evaluated the indicators in ASC 606-10-55-39 to determine which of these entities controls the specified trading and clearing services before they are transferred to the customer. From that analysis, Bakkt determined it was involved with setting prices, establishing trading products, and contributing to default risk. However, Bakkt is not the party primarily responsible for providing trading and clearing services, nor could it be because it does not hold the required regulatory license to conduct execution or clearing of futures contracts, which regulatory licenses are held by IFUS and ICUS, respectively. Further, Bakkt’s futures trading customers also enter into contracts directly with IFUS and ICUS to trade and clear futures under their respective rules. Therefore, Bakkt concluded it is acting as agent for IFUS and ICUS in providing these services to customers and records the related trading and clearing revenue on a net basis.

The Company will revise its disclosures on pages 302 and F-59 the Registration Statement to reflect this analysis as set forth in the corresponding proposed disclosure set forth in Annex A to this letter.

2.

Refer to the Staff’s comment No. 8 in the letter dated April 19, 2021. With respect to Bakkt’s custody related accounting previously discussed in the Company’s response to prior comment No. 8, the Company has stated that the contract can be terminated by the customer at any time. Please describe the term(s) of the contract, as well as the other contractual terms that led Bakkt to recognize revenue under such arrangements on a straight-line basis. Please revise the necessary aspects of your disclosures to reflect this analysis. Please note that following its review of the Company’s responses, the Staff may have additional questions or comments.

Response:

Bakkt Trust generates revenue from custody fees. Bakkt Trust’s customers generally consist of institutional investors. Bakkt Trust executes a Warehouse Agreement with each customer, which provides the terms under which Bakkt Trust provides bitcoin custody services. Any customer may terminate the Warehouse Agreement at any time by written notice to Bakkt Trust following the withdrawal of all bitcoin from Bakkt Trust. Bakkt Trust’s Warehouse Agreement consists of a single performance obligation to provide custodial services, which represents a stand-ready obligation and meets the criteria to be accounted for as a series of distinct services. Under the Warehouse Agreement, Bakkt Trust may not pledge, encumber, hypothecate or otherwise grant to any third party any security interest in the customer’s account or any property credited thereto.

United States Securities and Exchange Commission

June 28, 2021

In the instance of institutional custody customers, Bakkt Trust charges a fixed annual custody fee. The fixed custody fees represent fixed consideration. Bakkt recognizes the fixed consideration on a day to day basis in equal daily amounts throughout the term of the Warehouse Agreement. Bakkt Trust’s performance obligation to provide custodial services meets the criterion in ASC 606-10-25-27(a) to be satisfied over time. Further, because the nature of Bakkt Trust’s performance obligation is to stand-ready to provide custodial services on a when-and as-needed basis in an amount that is consistent day to day, Bakkt has concluded that the most appropriate measure of progress for recognizing the fixed fee revenue is in equal daily increments.

Bakkt Trust acknowledges that its contract term under ASC 606 is actually only one day because the customer has the right to terminate the Warehouse Agreement at any time without incurring a termination penalty. As such, the parties’ enforceable rights and obligations under the Warehouse Agreement are only for a single day and each subsequent day is effectively subject to a renewal option by the customer (which Bakkt has determined is not a material right because the amount of custody fees charged on a day-to-day basis are equal). Because Bakkt Trust would be entitled to a pro rata portion of the custody fee if the customer terminated the Warehouse Agreement, this results in the same recognition pattern as if the contract term was fixed and the customer did not have the ability to terminate the Warehouse Agreement for convenience.

The Company will revise its disclosures on pages 302, 303 and F-59 the Registration Statement to reflect this analysis as set forth in the corresponding proposed disclosure set forth in Annex A to this letter.

* * *

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ WHITE & CASE LLP

WHITE & CASE LLP

Annex A

See attached.

Disaggregation of Revenue

The Company disaggregates revenue by service type, as management believes that this level of disaggregation depicts best how the nature, amount, timing and uncertainty of revenue and cash flows are impacted by economic factors (in thousands):

	Three Months Ended March 31,
	2021	2020
Transaction revenue, net(1)	$3,295	$238
Subscription and service revenue	4,850	3,292

Total	$8,145	$3,530

(1)	Net of rebates, liquidity payments, exchange and clearing expenses and Class B warrant asset amortization of $889,000 and $624,000 for the three months ended March 31, 2021 and 2020, respectively.

	December 31, 2020	December 31, 2019
Transaction revenue, net(1)	$7,386	$(881)
Subscription and service revenue	21,109	—
Other	—	17

Total	$28,495	$(864)

(1)	Net of rebates, liquidity payments, exchange and clearing expenses and Class B warrant asset amortization of $4,477,000 and $881,000 for the years ended December 31, 2020 and 2019, respectively.

Trading and clearing

All trading and clearing services are provided through the Digital Currency Trading, Clearing, and Warehouse Services Agreement with IFUS and ICUS (the “Triparty Agreement”). Under the Triparty Agreement, we have determined that we are acting as an agent to arrange for trading and clearing services to be provided by IFUS and ICUS to our customers because we have concluded we do not control the trading and clearing services (as we do not hold the required regulatory licenses to operate the trading/clearing platform). The performance obligations related to trading and clearing services consist of trade execution/clearing novation and risk management of open interest and are generally satisfied almost simultaneously when the trade is executed (by IFUS) and cleared (by ICUS), and revenue is recognized at that point in time. We recognize revenue for trading and clearing services net of expenses incurred by IFUS and ICUS related to their exchange and clearing services, which is included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss.

In certain contracts with customers, we offer rebates to support market liquidity and trading volume, which provides qualified participants with a discount to the applicable commission rate. These rebates represent a form of variable consideration. Because we generally measure and resolve these rebates within the same reporting period, it is generally not operationally necessary for us to estimate these at a given reporting period date. These rebates are included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss.

For our trading and clearing services, we bill customers for our services on a monthly basis, which is consistent with the timing of our revenue recognition.

Revenue from our trading and clearing services is included in “Transaction revenue, net” in the disaggregation of revenue table.

Custody

The Company provides a bitcoin custody solution to customers, which is generally based on a fixed monthly fee invoiced quarterly. The contract for custodial services may be terminated by a customer at any time, without incurring a penalty. Our performance obligation related to the storage and custody of a customer’s bitcoin represents a stand-ready obligation and is recognized quarterly over the related contract term. We recognize revenue from our custodial services on a gross basis as we are acting as the principal and sole party providing services in such arrangements. Bitcoin held in a custodial capacity on behalf of our customers is not included in the Company’s consolidated balance sheet, as the Company does not have ownership over that bitcoin. Revenue from our custodial services are included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss.

Revenue from our custody services is included in “Subscription and services revenue” in the disaggregation of revenue table.

Loyalty redemption platform

We host, operate and maintain a loyalty redemption platform connecting loyalty programs to ecommerce merchants allowing loyalty point holders to redeem a spectrum of loyalty currencies for other digital assets, merchandise and services. Our customer in these arrangements is generally the loyalty partner. Our contracts related to our loyalty redemption platform consist of two performance obligations: (1) access to the Company’s SaaS-based redemption platform and customer support services, and (2) order placement. We are a principal related to providing access to our redemption platform. We are acting as an agent to provide order placement services on behalf of the loyalty partner. Revenues generated from our loyalty redemption platform are included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss and include the following:

•

Platform subscription fees: Monthly fixed fee charged to loyalty partners to access the redemption platform and receive customer support services. We recognize revenue for these fees on a straight-line basis over the related contract term, as the loyalty partner receives benefits evenly throughout the term of the contract. These fees are allocated to our performance obligation to provide access to our redemption platform, and thus are recognized on a gross basis.

•

Transaction fees: Transaction fees are earned for most transactions processed through our platform. These fees are allocated to our performance obligation to provide order placement services on behalf of the loyalty partner, and therefore are recognized net of the related redemption cost. We allocate transaction fees to the period in which the related transaction occurs.

•

Revenue share fees: We are entitled to revenue share fees in the form of rebates from third-party commerce merchants and other partners which provide services facilitating redemption order fulfilment. We allocate revenue share fees to the period in which the related transaction occurs.

•

Service fees: We earn fees for certain software development activities associated with the implementation of new customers on our loyalty redemption platform and other development activities if a loyalty partner requests that we customize certain features and functionalities for their loyalty program. We recognize service fees as revenue on a straight-line basis, beginning when the internally developed software resulting from such implementation or other development activities are operational in our platform over the longer of the remaining anticipated customer life and 3 years, which represents the estimated useful life of the Company’s internally developed software. Implementation and development service fees are generally billed when the implementation and development activities are performed.

Strategic alliance agreement

In February 2020, the Company entered into a Strategic Alliance Agreement with a strategic partner to develop and operate a mechanism whereby a customer can purchase food and beverage items from the strategic partner using their Bakkt digital wallet.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and are also reviewed at least annually for impairment or more frequently if conditions exist that indicate that an asset may be impaired.

The Company did not record any impairment charges related to goodwill and intangible assets during the years ended December 31, 2020 and 2019.

Revenue Recognition

We recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

Trading and clearing

All trading and clearing services are provided through the Digital Currency Trading, Clearing, and Warehouse Services Agreement with IFUS and ICUS (the “Triparty Agreement”). Under the Triparty Agreement, we have determined that we are acting as an agent to arrange for trading and clearing services to be provided by IFUS and ICUS to our customers because we have concluded we do not control the trading and clearing services (as we do not hold the required regulatory licenses to operate the trading/clearing platform). The performance obligations related to trading and clearing services consist of trade execution/clearing novation and risk management of open interest and are generally satisfied almost simultaneously when the trade is executed (by IFUS) and cleared (by ICUS), and revenue is recognized at that point in time. We recognize revenue for trading and clearing services net of expenses incurred by IFUS and ICUS related to their exchange and clearing services, which is included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss (see Note 7).

In certain contracts with customers, we offer rebates to support market liquidity and trading volume, which provides qualified participants with a discount to the applicable commission rate. These rebates represent a form of variable consideration. Because we generally measure and resolve these rebates within the same reporting period, it is generally not operationally necessary for us to estimate these at a given reporting period date. These rebates are included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss.

For our trading and clearing services, we bill customers for our services on a monthly basis, which is consistent with the timing of our revenue recognition.

Revenue from our trading and clearing services is included in “Transaction revenue, net” in the disaggregation of revenue table within Note 3.

Custody

The Company provides a bitcoin custody solution to customers and which is generally based on a fixed monthly fee which is invoiced quarterly. The contract for custodial services may be terminated by a customer at any time, without incurring a penalty. Our performance obligation related to the storage and custody of a customer’s bitcoin represents a stand-ready obligation and is recognized on quarterly over the related contract term. We recognize revenue from our custodial services on a gross basis as we are acting as the principal and sole party providing services in such arrangements. Bitcoin held in a custodial capacity on behalf of our customers is not included in the Company’s consolidated balance sheet, as the Company does not have ownership of that bitcoin. Revenue from our custodial services are included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss.

Revenue from our custody services is included in “Subscription and services revenue” in the disaggregation of revenue table within Note 3.

F-59